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Jefferson National Life Insurance Company
9920 Corporate Campus Drive, Suite 1000
Louisville, KY 40223

October 14, 2004

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

              Re:  Jefferson National Life Insurance Company
                   Jefferson National Life Annuity Account N (the "Registrant") Withdrawal of submission
                   File Numbers 333-112807 and 811-21514
                   -------------------------------------

                   CIK # 0001277511
                   Accession Number # 0001047469-04-004462


Dear Sir/Madam:

On February 13, 2004 the above referenced initial registration statement filing on Form N-4 was forwarded via Edgar. We have determined at the present time this product is not right for the market place. Therefore, pursuant to Rule 477 under the Securities Act of 1933, under Form type RW we are requesting withdrawal of the previously accepted filing (accession number 0001047469-04-004462).

Please contact me with any questions or comments you may have concerning this request. I may be reached at the above address or by phone at
(502) 587-3843. Thank you.

Sincerely,

Jefferson National Life Insurance Company
By: /s/ Craig A. Hawley
-----------------------

Craig A. Hawley
General Counsel and Secretary


Cc:  Curtis A. Young, Senior Counsel
     Office of Insurance Products